Filed by Stone Energy Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Bois d’Arc Energy, Inc.
Commission File No. 001-32494
     Stone and BDE will file materials relating to the transaction with the SEC, including one or more registration statement(s) that contain a prospectus and a joint proxy statement. Investors and security holders of Stone and BDE are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Stone and BDE and the transaction. Investors and security holders may obtain these documents free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Stone may be obtained free of charge from Stone website at www.stoneenergy.com. The documents filed with the SEC by BDE may be obtained free of charge from BDE’s website at www.boisdarcenergy.com. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed acquisition.
     Stone, BDE and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Stone and BDE in favor of the acquisition. Information about the executive officers and directors of Stone and their direct or indirect interests, by security holdings or otherwise, in the acquisition will be set forth in the proxy statement-prospectus relating to the acquisition when it becomes available. Information about the executive officers and directors of BDE and their direct or indirect interests, by security holdings or otherwise, in the acquisition will be set forth in the proxy statement-prospectus relating to the acquisition when it becomes available.
     The following is the transcript of a call held by Stone Energy Corporation for analysts and shareholders on May 7, 2008:
STONE ENERGY
Moderator: David Welch
May 7, 2008
10:00 a.m. CT

Operator:
Good morning. My name is Carmen and I will be your conference operator today. At this time, I would like to welcome everyone to the Stone Energy Corporation First Quarter 2008 Earnings Conference Call. All lines have been placed on mute to prevent any background noise. After the speakers remarks, there will be a question and answer session. If you would like to ask a question during this time, simply press star then the number one on your telephone keypad. If you would like to withdraw your question, press the pound key. Thank you.

I will now turn the conference over to Mr. Welch. Please go ahead, sir.

David Welch:
Thank you, Carmen. Good morning, everyone and welcome to the 2008 First Quarter Conference Call. I’m joined this morning by Rich Smith, our Expiration Vice President and Ken Beer, our Senior VP and CFO. Ken will be discussing some of the financial highlights of the quarter followed by my general comments on our future activities and then we’ll take your questions. So with that, I’d like to turn it over to Ken. Ken?

Ken Beer:
Thank you, Dave. Let me start with the forward-looking statement. In this conference call, we may make forward-looking statements within the meaning of Security Act of 1933 and the Securities Exchange Act of 1934. These forward-looking statements are subject to all of the risks and uncertainties normally incident to the exploration for, and the development, production and sale of natural gas and oil. We urge you to read our 2007 Annual Report on Form 10-K for a discussion of the risks that could cause our actual results to differ materially from those in any forward-looking statements we may make today.

In addition, in this call we may refer to financial measures that may be deemed to be non-GAAP financial measures as defined under the Exchange Act. Please refer to the press release we issued yesterday, which is posted on our Web site, for a reconciliation of the differences between these financial measures and the most directly comparable GAAP financial measures. With that, once again, rather than go through the financials in great detail, we’ll assume everyone has seen the press release and the attached financials. Accordingly, I’ll just try to focus on the few highlighted areas.

First, there really were no unusual items in the first quarter. It was pretty vanilla overall. Our quarterly net income totaled $62 million or $2.22 per share and discretionary cash flow was just over $150 million. Both earnings and cash flow were well above the first call estimates. Production for the quarter came in at 185 million cubic feet with the equivalent in the middle of our 180 to 190 million a day guidance for the quarter.

For April though, our volumes were above the 200 million a day level as we completed a couple of exploitation wells at Ewing Bank 305. As noted in our guidance section, we expect second quarter volumes to be in the range of 195 to 210 million equivalents a day.

Oil and gas. Price realizations for the quarter came in at $95.72 for oil and $8.82 for gas. A very attractive blended price for us of just over $12 per Mcfe and this was after a $4.00 per barrel (inaudible) oil realizations due to oil prices being above our ceiling prices. As we’ve noted previously, the price realization in the Gulf of Mexico is the hidden asset that tends to be overlooked when comparing the reserve values to other areas.

Regarding hedging. We did put in some additional colors, swaps and put — since the year-end call. As is noted in the press release we put 2,000 (non-caller) of 20 million a day with an $8.00 floor and $14.30 ceiling. We have a 2,000 (non-caller) for 3,000 barrels a day with an $80 floor and a $135 ceiling. Additionally, we’ve executed a 2,000 non-swap for 20 million cubic feet a day at $10.15 and $107.90 swap for 2,000 barrels a day.

Finally, we put our purchase — a $10 put on 20 million BTUs per day with a $0.52 per Mbtu cost for the last six months of 2008. Some of this recent hedging activity was to lock in some of the projected returns associated with the pending Bois d’Arc merger. The full schedule of our hedging program is listed in the release. We would expect to continue to add price support to either caller swaps or puts over the upcoming months.

Our LOE was slightly lower than we had internally projected as our operations grew continuously to show efficiencies. However, it’s important to recognize that the first and fourth quarters have minimal major maintenance associated with them so we would expect to see an absolute and a per unit increase in the second and the third quarter to ramp up our maintenance activities.

Interest expense of $4.0 million was more than offset by interest income of $5.0 million which is what a half a billion in cash will allow you to do. Our reported tax rate was 34 percent with about 57 percent being deferred. This deferred number will continue to be difficult to estimate as there are a lot of moving parts in this calculation but we certainly do expect to pay some cash taxes given the current price environment.

Our cap ex for the quarter was approximately $90 million and this may move up slightly in the second quarter but we’re still projecting a $395 million cap ex budget. This excludes any impact from the pending Bois d’Arc merger. Our cash position at the quarter end rose to $517 million despite during the quarter making a $57 million tax payment in March.

And lastly, we have updated our 2008 guidance section to include our latest guidance forecast which do include a couple of very minor changes but remember that this — that our guidance does not include any impact from the pending Bois d’Arc merger.

With that, I will turn it over to Dave.

David Welch:
OK, thank you very much Ken. As you’ve heard this has been a quarter for us as we once again it’s strong cash flow driven by solid production performance, good commodity pricing and cost control. On the production front we hit exactly in the middle of our first quarter guidance of 180 to 190 delivering 185 million cubic feet equivalent per day. As noted in the press release this was below last year’s first quarter which was almost entirely due to the sale of our Rockies production last year and the sale of some non-core Gulf properties in the first quarter of this year as we continue to try and improve our portfolio.

Our operations and exploitations group continued to deliver stable production and their work along with portfolio improvements are keeping a lid on inflation as we were able to reduce our lease operating expense at the same time. These results are underpinning our strong earnings and cash flow. We expect with an increase in production in the second quarter as these new volumes Ken mentioned from Ewing 305 exploitation drilling have already been placed on production. The first two wells were successfully completed or contributing combined rates slightly in excess of 20 million cubic feet per day.

Although these wells and our production are expressed in gas equivalents, these two wells are primarily oil wells and our overall production profile was actually slightly balanced or biased to oil as a result of preferentially focusing on oil during today’s commodity price environment. We’re presently producing 51 percent oil on a BTU basis and 75 percent oil on a current price basis.

In addition to Ewing 305, we’re also active on our self-(inaudible) of 23 major rig work over program as our continuous push on well work, compressor upgrades and production up time are the key factors in delivering our production builds. This week we also (sputted) our main pass 72, our Cap Rock well and are presently drilling this prospect which is another oil biased opportunity. Cap Rock has no near term volume impact but it’s successful would be very good for our reserves picture. We know that there’s some oil in this reservoir and we are presently delineating the opportunity to estimate its recovery opportunity — it’s recovery potential, identify the crude characteristics and determine if the accumulation is commercially viable. We should have a good update on this project by next quarter’s conference call.

We continue to make progress in both our deep water program and our Appalachian efforts. We’re still targeting to have two to three deep water wells active and (sputted) by late 2008 or early 2009. We expect to participate in a few deep water exploration wells each for the next several years. This initiative lead by Rich Smith, our VP of Exploration that previously headed the deep water effort at Dominion exposes Stone to significant reserve potential and will provide an important growth vehicle for us in the future.

In Appalachia, we’ve continued to (assimilate) and presently estimate our (Marcellas) shareholding to be approximately 27,000 net acres. We have several focal areas within the Appalachian Basin in which we’re continuing to build our position. Now that we’re merging with Bois d’Arc we need to increase the acreage to hold the same relative impact on the company that we had before and we’re actively trying to make this happen. We’re not yet ready to discuss the specifics of this play as the competition for acreage is increasing and our position is not yet complete.

We can tell you, however, that we have drilled two (Marcellas) wells today and should spot a third later this month. We’re presently (fracturing) and completing the first two wells. We do not yet have any tested (foil) rates. We do expect to have some results to report within the next couple of quarters and also believe that (Marcellas) will be an attractive and key growth area for the company in the future. We’ll also remind you that we still have 75,000 net acres in the Rocky Mountain area.

Obviously, the biggest event for Stone this year is our merger agreement with Bois d’Arc Energy. This transaction which was announced last week calls for us to pay $13.65 in cash and 0.165 in Stone shares for every Bois d’Arc share. We’re very excited about this transaction, as it combines the exploration strengths of Bois d’Arc with the exploitation of operations strengths of Stone. It gives us a much deeper inventory of prospects to achieve from. Extending our project inventory to five or six years. This should enable us to (inaudible) our Appalachia and deep water areas in a more methodical manner.

An important feature of this merger is the Exploration Participation Agreement between Gary Blackie and his exploration team and Stone. This three year agreement creates mutual alignment and has the potential to provide us with numerous exploration prospects generated by one of the top oil finding teams in the Gulf. This is a strategic partnership which should be a win for every involved. We very much look forward to working with Gary and his team as we develop the strong sense of respect and admiration and chemistry within a short period of time.

We’re in the process of drafting the S4 Proxy document and hope to have this transaction completed in the third quarter. We also created a strategic exploration alignment — alliance in the eastern Gulf of Mexico with Houston Energy, another exploration team with deep experience in the main pass area. We jointly bid on five and we’re the high bidder on two blocks in this area and both recent federal re-sell from this partnership.

To balance out our exploration effort in the Gulf, we have our own three years in the making; internal deep water exploration team headed by Rich. We have extensive long offset 3-D seismic data over most of the Gulf along with sand deposition data, hydrocarbon migration pathway analyses and the teams recruited from some of the best deep water explorers in the business. Later this year, we will be ready to begin drilling some of the prospects developed by our team. You can expect us to be opportunistic within any of our strategic areas of focus which are the Gulf of Mexico, Eastern On Shore Gas and North American Oil.

Now we will be happy to take your questions.

Operator:
At this time, I would like to remind everyone in order to ask a question, please press star then the number one on your telephone keypad. We will pause for just a moment to compile the Q&A roster. At this time gentlemen, I’m showing there are no questions.

David Welch:	OK. Thank you very much Carmen and thank you everyone. This will conclude our conference call. Thanks for attending.

Operator:	This concludes today’s Stone Energy First Quarter 2008 Earnings Conference Call. You may now disconnect.
END